EXHIBIT 99.1

Hydro Announces Agreement to Acquire Spinnaker Exploration

OSLO, Norway, Sept. 19, 2005 (PRIMEZONE) -- Norsk Hydro ASA (NHY.OL) (NYSE:NHY) announced today that it will acquire Spinnaker Exploration Company (NYSE:SKE) in an all-cash transaction for US$2.45 billion. The acquisition will substantially boost Hydro's presence and growth potential in the U.S. Gulf of Mexico.

The acquisition of U.S.-based Spinnaker Exploration will significantly raise Hydro's international oil and gas production. Following completion of the acquisition, Hydro expects annual international production growth in 2005-2008 of approximately 40 percent. The transaction is expected to be earnings and cashflow accretive to Hydro.

Under the terms of the agreement, approved by the Board of Directors of both companies, Hydro will pay US$65.50 per share in cash for all outstanding common shares and options of Spinnaker Exploration. In addition to the total purchase price for the shares of approximately US$2.45 billion, Hydro will assume approximately US$ 110 million in net interest-bearing debt. The acquisition is subject to approval by Spinnaker Exploration shareholders, and compliance with notification provisions of U.S. antitrust laws and other customary regulatory approvals.

The transaction is expected to be completed in the fourth quarter of 2005.

"The acquisition is an important breakthrough in Hydro's international growth strategy," said Eivind Reiten, Hydro President and Chief Executive Officer. "The transaction will unlock new growth and value-creation opportunities for our shareholders. We believe that the deepwater potential in the Gulf of Mexico is considerable. Hydro's industry-leading expertise in deepwater exploration and production, combined with Spinnaker's unique skills and acreage position in the region, will enable us to develop these prospects profitably in a stable and attractive fiscal environment. I'm looking forward to integrating Spinnaker Exploration's assets and world-class exploration and management team into Hydro's operations."

Spinnaker Exploration is an independent Houston-based energy company engaged in exploration, development and production of oil and gas, mainly in the Gulf of Mexico. It has about 80 employees in Houston, Texas, with an exceptional record -- it has drilled 176 wells in the region with a 60 percent success rate. Spinnaker has an extensive seismic database covering most of the Gulf of Mexico and a portfolio with significant exploration acreage -- both deepwater and deep-shelf prospects. It also has exploration positions in Nigeria.

Spinnaker Exploration's portfolio contains a number of high-quality development projects. The total production is expected to reach about 50,000 barrels of oil equivalent per day (boed) by 2008. Spinnaker's current production is about 23,000 boed, and expected total reserves are 129 million barrels.

Spinnaker Exploration's key Gulf of Mexico deepwater assets are:

 Front Runner              25.00% (oilfield in production)
  Eastern Gulf Spiderman   18.33% (gas field under development)
  San Jacinto              26.67% (gas field under development)
  Q                        50.00% (gas field under development)
  Thunder Hawk             25.00% (oil discovery)

Spinnaker Exploration also produces oil and gas from 38 blocks on the shelf of the Gulf of Mexico. Spinnaker Exploration's current SEC reserve base is 62 million boe.

Hydro is already involved in the Telemark and Lorien discoveries in the Gulf of Mexico. Combined with Spinnaker Exploration's assets, Hydro will be a significant player in developing the Gulf of Mexico in the years to come.

Hurricane Katrina has had a minor impact on Spinnaker Exploration's operations. Spinnaker Exploration is presently producing at approximately 90% of its pre-Katrina rate.

Strategic benefits of the transaction:

 -- Contributes significant acreage for exploration
 -- Improves upstream margins through significantly higher volumes in a favorable fiscal regime
 -- Contributes interest in the Thunder Hawk discovery in the Gulf of Mexico and promising satellite prospects
 -- Positions Hydro to leverage its technical expertise and capitalize on its deepwater competence
 -- International diversification, with Gulf presence and expanded
    West Africa exposure through entry into Nigerian deepwater acreage

Norwegian-based Hydro is a leading international oil and gas group, currently producing around 575,000 boed. The Fortune 500 company, which employs about 35,000 in nearly 40 countries, is also the world's third-largest aluminum producer.

Hydro expects to fund the acquisition with cash on hand. It plans to hedge near-term oil and gas production from Spinnaker Exploration to secure short-term cashflow from producing assets.

Press conference, web presentation and conference call Hydro will present the acquisition at a press conference and analyst presentation in Oslo today at 09:00 CET (08:00 BST, 03:00 EST), and at an investor and analyst web presentation/ conference call to discuss the transaction at 11:30 CET (10:30 BST, 05:30 EST). To access the webcast, or for the conference call dial-in information, visit http://www.hydro.com/en/investor_relations/index.html. The web presentation will be available for two weeks on www.hydro.com.

Forward-Looking Statements / Use of Non-GAAP Financial Measures

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include statements regarding the benefits of the proposed transaction described herein and those preceded by, followed by or that otherwise include the words "will," "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. Such forward-looking statements are based upon information available to Hydro as of date of this press release, and are subject to significant risks, uncertainties and assumptions. Hydro does not assume any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Hydro or the combined company, and actual results may differ materially from those set forth in the forward-looking statements. For instance, although Hydro and Spinnaker have signed a merger agreement pursuant to which Hydro will acquire Spinnaker, there is no assurance that they will complete the proposed transaction. The merger agreement will terminate if the companies do not receive necessary approval of Spinnaker's stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to, conditions in the financial markets relevant to the proposed transaction, the successful integration of Spinnaker into Hydro's business, each company's ability to compete in the highly competitive oil and gas exploration and production industry and other risks and uncertainties such as, but not limited to, those referred to in Hydro's annual report on Form 20-F for the year-ended December 31, 2004 and its subsequent filings with the U.S. Securities and Exchange Commission (the "SEC"). With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.Hydro.com).

Cautionary Note

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation material, such as expected recoverable resources, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, SEC File No. 1-9159, available from us at our Corporate Headquarter: Norsk Hydro, N-0240 Oslo, Norway. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

CONTACT:  Hydro
          Press contact
          Cecilie Ditlev-Simonsen
          Telephone +47 22532097
          Cellular +47 41559250
          Cecilie.Ditlev-Simonsen@hydro.com

          Investor contact
          Gudmund Isfeldt
          Telephone  +4722532455
          Cellular   +4748001180
          E-mail  Gudmund.Isfeldt@hydro.com

          Idar Eikrem
          Telephone  +47 22533273
          Cellular   +47 95028363
          E-mail  Idar.Eikrem@hydro.com